Date: September 26, 2014	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com
To: All Canadian Securities Regulatory Authorities
Subject: JET METAL CORP.
Dear Sirs: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	October 22, 2014
Record Date for Voting (if applicable) :	October 22, 2014
Beneficial Ownership Determination Date :	October 22, 2014
Meeting Date :	December 01, 2014
Meeting Location (if available) :	Suite 1240, 1140 West Pender Street, Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable
Voting Security Details:
Description	CUSIP Number	ISIN
COMMON SHARES	47713E108	CA47713E1088

Sincerely, Computershare Agent for JET METAL CORP.